UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 1

Pampa Energía S.A.
(Name of Issuer)

American Depositary Shares (“ADSs”), each representing 25 shares of common stock (“Common Stock”)
(Title of Class of Securities)

N/A
(CUSIP Number)

Romina Benvenuti Ortiz de Ocampo 3302 Building 4, C1425DSR Buenos Aires, Argentina Tel: (54) 11-4809-9500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 22, 2011
(Date of Event which Requires Filing of this Statement)

If the Reporting Person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. ☐

Note.      Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 11 Pages

CUSIP No. N/A	13D	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS Pampa Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☐ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 251,537,514
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 251,537,514
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 251,537,514
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 19.14%
14	TYPE OF REPORTING PERSON HC

Page 2 of 11 Pages

CUSIP No. N/A	13D	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS Pampa F&F LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☐ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 251,537,514
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 251,537,514
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 251,537,514
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 19.14%
14	TYPE OF REPORTING PERSON HC

Page 3 of 11 Pages

CUSIP No. N/A	13D	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS Dolphin Fund Management S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☐ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 251,537,514
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 251,537,514
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 251,537,514
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 19.14%
14	TYPE OF REPORTING PERSON HC

Page 4 of 11 Pages

CUSIP No. N/A	13D	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS Consultores Fund Management Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☐ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 251,537,514
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 251,537,514
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 251,537,514
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 19.14%
14	TYPE OF REPORTING PERSON HC

Page 5 of 11 Pages

CUSIP No. N/A	13D	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS Dolphin Inversora S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☐ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 251,537,514
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 251,537,514
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 251,537,514
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 19.14%
14	TYPE OF REPORTING PERSON HC

Page 6 of 11 Pages

CUSIP No. N/A	13D	Page 7 of 12 Pages

1	NAMES OF REPORTING PERSONS Marcelo Mindlin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☐ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 46,253,790 (3.52%)
	8	SHARED VOTING POWER 251,537,514
	9	SOLE DISPOSITIVE POWER 46,253,790 (3.52%)
	10	SHARED DISPOSITIVE POWER 251,537,514
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 297,791,304
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 22.66%
14	TYPE OF REPORTING PERSON IN

Page 7 of 11 Pages

Item 1.   Security and Issuer.

This statement relates to the shares of common stock (“Common Stock”) and American Depositary Shares (“ADSs” and together with the share of Common Stock, the “Shares”), each representing 25 shares of Common Stock, of Pampa Energia S.A., a sociedad anonima organized under the laws of Argentina (the “Issuer”).

The address and principal executive office of the Issuer is Ortiz de Ocampo 3302, Building #4, C1425DSR, Buenos Aires, Argentina.

Item 2.   Identity and Background.

This Statement is filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by the persons listed below (the “Reporting Persons”).

(1)           Pampa Holdings LLC (“Pampa Holdings”) is a Delaware limited liability company.  The address of its principal business and principal office is 2711 Centerville Road, Suite 400 in the City of Wilmington, DE  19808. Pampa Holdings is a holding company whose primary investment is the Shares of the Issuer disclosed herein.  The Managing Member of Pampa Holdings is Pampa F&F.

(2)           Pampa F&F LLC (“Pampa F&F”) is a Delaware limited liability company.  The address of its principal business and principal office is 2711 Centerville Road, Suite 400 in the City of Wilmington, DE  19808.  Pampa F&F is a holding company whose sole investment is its interest in Pampa Holdings, through which it indirectly owns the Shares of the Issuer disclosed herein.   The Managing Member of Pampa F&F is Dolphin Fund Management S.A.

(3)           Dolphin Fund Management S.A. (“DFM”) is a sociedad anonima organized under the laws of the Republic of Uruguay.  The address of its principal business and principal office is Zabala 1422, Piso 2, Montevideo, Uruguay.  DFM is a holding company whose primary investments are the Shares of the Issuer disclosed herein and its interest in Pampa F&F LLC, through which it indirectly owns the Shares of the Issuer disclosed herein.

(4)           Consultores Fund Management Ltd. (“Consultores”) is an ordinary company organized under the laws of the Cayman Islands.  The address of its principal business and principal office is Regatta Office Park, West Bay Road, Grand Cayman KY1-1205, Cayman Islands.  Consultores is a holding company whose primary investment is its interest in DFM, through which it indirectly owns the Shares of the Issuer disclosed herein.

(5)           Dolphin Inversora S.A. (“DISA”) is a sociedad anonima organized under the laws of the Republic of Argentina.  The address of its principal business and principal office is Ortiz de Ocampo 3302, Edificio 4, Piso 4, Buenos Aires (C1425DSR), Argentina.  DISA is a holding company whose primary investment is its interest in Consultores, through which it indirectly owns the Shares of the Issuer disclosed herein.

(6)           Marcelo Mindlin is a citizen of Argentina.  Marcelo Mindlin is the Chairman of the Board, Chief Executive Officer and Chief Generation Manager of the Issuer.

The directors of each of DFM, Consultores and DISA are Marcelo Mindlin, Damian Mindlin and Gustavo Mariani.  None of the Reporting Persons has executive officers.

   None of the Reporting Persons nor, to the best of their knowledge, any of the directors DFM, Consultores or DISA has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Page 8 of 11 Pages

Item 3.   Sources and Amount of Funds or Other Consideration.

Each of the Reporting Persons that owns Shares directly purchased its respective Shares with working capital contributed by its members or shareholders, as applicable, except that: (i) Marcelo Mindlin purchased the Shares that he owns directly with personal funds and (ii) Pampa Holdings received 3,150,000 ADRs from Labmex International S.A.R.L. (“Labmex”) in exchange for membership interests in Pampa Holdings, pursuant to the Subscription Agreement described in Item 6, below.

Item 4.   Purpose of Transaction.

Each of the Reporting Persons purchases and sells Shares as market opportunities arise.  The transactions that are the subject of this Schedule 13D were executed in response to such market opportunities.

Item 5.  Interest in Securities of the Issuer.

(a) and (b).            The Reporting Persons have, as of January 3, 2011, the following interests in the Shares:

	Shares Beneficially Owned	% of Class	Sole Power to Vote	Shared Power to Vote	Sole Power to Dispose	Shared Power to Dispose
Pampa Holdings	251,537,514	19.14%	-0-	251,537,514	-0-	251,537,514
Pampa F&F	251,537,514	19.14%	-0-	251,537,514	-0-	251,537,514
DFM	251,537,514	19.14%	-0-	251,537,514	-0-	251,537,514
Consultores	251,537,514	19.14%	-0-	251,537,514	-0-	251,537,514
DISA	251,537,514	19.14%	-0-	251,537,514	-0-	251,537,514
Marcelo Mindlin	297.791.304	22.66%	46.253.790	251,537,514	46.253.790	251,537,514

To the knowledge of the Reporting Persons, (i) Gustavo Mariani, a director of DFM, Consultores and DISA, owns 461,432 Shares, or 0.04% of the outstanding Shares and has the sole power to vote and dispose of these 461,432 Shares, and (ii) Damian Mindlin, a director of DFM, Consultores and DISA, does not own any Shares.

(c)In the past sixty days, Marcelo Mindlin has effected the following transaction in the Common Stock through a broker on the Bolsa de Comercio de Buenos Aires:

Date of Transaction	Shares Purchased	Price per Share (Ps.)	Broker
21/11/2011	50.000	2,09	Allaria Ledesma
22/11/2011	130.000	2,10	Allaria Ledesma
23/11/2011	80.000	2,08	Allaria Ledesma

In the past sixty days, DFM has effected the following transactions in the ADSs through brokers on the New York Stock Exchange:

Date of Transaction	ADSs Purchased	Equivalent Number of Shares	Price per ADSs (U.S. dollars)	Broker
26/12/2011 29/12/2011 03/01/2012	6.605 2.900 2.000	165.125 72.500 50.000	10,550 10,182 10,100	JP Morgan Securities JP Morgan Securities JP Morgan Securities

Page 9 of 11 Pages

Except as described above, no Reporting Persons has and, to the knowledge of the Reporting Persons, no director of DFM or DISA has effected any transactions in the Shares or ADSs in the past sixty days.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

On December 22, 2011, Pampa Holdings, Pampa F&F and Labmex entered into a Subscription Agreement (the “Subscription Agreement”), pursuant to which: (i) Labmex transferred 3,150,000 ADSs (the “Labmex Shares”) to Pampa Holdings in exchange for membership interests (the “Membership Interests”) in Pampa Holdings; and (ii) Pampa Holdings agreed to sell, on the date (the “Redemption Date”) that is 70 days after the first anniversary of the Subscription Agreement (subject to extension by agreement of Labmex and Pampa Holdings), the Labmex Shares (minus the pro rata portion of any ADSs sold by Pampa before the Redemption Date, plus the pro rata portion of any cash proceeds from the sale of such ADSs) back to Labmex in exchange for the Membership Interests.

Except as described above, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any director of DFM or DISA has entered into any contract, arrangement, understanding or relationship with respect to the securities of the Issuer.

Item 7.  Exhibits.

Exhibit 1	Joint Filing Agreement, dated December 20, 2010, among Pampa Holdings LLC, Pampa F&F LLC, Dolphin Fund Management S.A., Consultores Fund Management Ltd., Dolphin Inversora S.A. and Marcelo Mindlin.
Exhibit 2	Subscription Agreement, dated December 22, 2011, among Pampa Holdings LLC, Pampa F&F LLC and Labmex International S.A.R.L.

Page 10 of 11 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 3, 2012

Pampa Holdings LLC

By:  /s/ Marcelo Mindlin

Name: Marcelo Mindlin

                                                Title: Director of the Managing Member

Pampa F&F LLC

By: /s/ Marcelo Mindlin

Name: Marcelo Mindlin

                                                Title: Director of the Managing Member

Dolphin Fund Management S.A.

By:/s/ Marcelo Mindlin

Name: Marcelo Mindlin

                                                Title: President

Consultores Fund Management Ltd.

By:/s/ Marcelo Mindlin

Name: Marcelo Mindlin

                                                Title: President

Dolphin Inversora S.A.

By: /s/ Marcelo Mindlin

Name: Marcelo Mindlin

                                                Title: President

Page 11 of 11 Pages